Exhibit 99.1

SUMMARY EXPLORATION ACTIVITIES REPORT ON THE
HUIDONG GOLD PROPERTY

HUIDONG COUNTY, SICHUAN PROVINCE
PEOPLE’S REPUBLIC OF CHINA

30 June 2007

Prepared for

MAGNUS INTERNATIONAL RESOURCES INC.

VANCOUVER, BRITISH COLUMBIA, CANADA

By

Steven R McMullan, P.Geo.
Suite 104, Private Bag 00324,
Gaborone, Botswana

and

Ruben S. Verzosa, P.Eng.
23064 – 50th Avenue
Langley, B.C.  V2Z 2R7

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9. SAMPLE PREPARATION, ANALYSIS AND SECURITY	12
Soil Sampling	12
Stream Sediment Sampling	12
Rock Chip Sampling	12
Drill Core Sampling	12
Chain of Custody	12
Retention Samples	12

10. DATA VERIFICATION AND QUALITY CONTROLS	13
Certified Reference Material and Blanks	13
Inter-Laboratory Replicates	13
Laboratory Pulp Duplicates	14
Conclusions from QC Procedures	15
Due Diligence Check Analyses	16
Results of Due Diligence Check Assays	16
Conclusions from Due Diligence Check Assays	16

11. ADJACENT PROPERTIES	17

12. MINERAL PROCESSING AND METALLURGICAL TESTING	17

13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE	17

14. EXPLORATION RESULTS	18
Summary of Exploration Results	18
Regional Stream Sediment Sampling	19
Soil Sampling	19
Rock Chip Sampling	20
Geophysical Surveys	20
Ground Magnetics	20
IP/Resistivity	20
Time Domain EM Survey	21
Geological Mapping	21
Drilling	22

15. OTHER RELEVANT DATA AND INFORMATION	23

16. INTERPRETATION AND CONCLUSIONS	23
Environmental and Social Issues	23
Satellite Imagery	23
Stream Sediment Geochemistry	23
Soil Geochemistry	24
Outcrop and Drill Core Geochemistry	24
Sampling and Analytical QA/QC	24
Geology and Structure	24
Geophysics	25
Drilling	25
Discussion	25

17. RECOMMENDATIONS	25
Proposed Budget	26

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REFERENCES	27

CERTIFICATES OF AUTHORS
Ruben S Verzosa
Steven R McMullan

LIST OF TABLES

Table 1: Huidong Exploration Licence	2
Table 2: Stratigraphy of the Huidong-Boka Vicinity	7
Table 3: Summary of Exploration Works	18
Table 4: Drill Hole Data	22

LIST OF PHOTOGRAPHS

Photo 1	Typical artisanal mining activity Laowangshan
Photo 2.	Limestone quarry at Laoshuijing
Photo 3	Small scale artisanal mining excavation at Laowangshan
Photo 4	Songping road showing typical steep terrain, narrow winding road and terraced cultivation
Photo 5	Road to Songping showing steep terrain in the license area
Photo 6.	Cutting core with diamond saw
Photo 7.	Longyear LF-90 diamond drill rig
Photo 8	Core logging facility at Dingjiaping
Photo 9	Chinese XY-4 diamond drill
Photo 10	Core logging facility at Laoshuijing
Photo 11	Core logging facility at Laoshuijing
Photo 12	Logantek geophysicist operating IP transmitter at Laowangshan
Photo 13	IP survey line at Laowangshan showing steep topography

LIST OF FIGURES

Figure 1	Location Map
Figure 2.	Exploration License
Figure 3	Huidong Access and Infrastructure
Figure 4	Regional geology showing distribution of the Emeishan Flood basalt and Panxi Rift
Figure 5	Local Geology Dongchuan Area
Figure 6.	Huidong Property Geology
Figure 7.	Exploration Model
Figure 8	Regional Stream Sediment Anomalies (ppb Au)
Figure 9	Soil Sample Coverage
Figure 10	Anomalous Gold areas and Geochemical Associations
Figure 11	Dingjiaping Gold in Soil Geochemical Anomalies
Figure 12	Laowangshan Gold in Soil geochemical anomaly
Figure 13	Laoshuijing-Ganhai Gold in Soil geochemical anomaly
Figure 14	Relationship of Au Anomalies to major structures
Figure 15	Rock Chip Sampling showing Areas of Detailed Geological Mapping
Figure 16	Total Magnetic Intensity reduced to magnetic pole
Figure 17	IP Chargeability Anomalies

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Figure 18	IP/Resistivity response from Laoshuijing Line 5 typical of Boka type exploration model
Figure 19	TEM Anomalies
Figure 20	Dingjiaping TEM inversion showing stratified conductivity layering with possible fault at station 5000
Figure 21	Laowangshan Line 4-4 TEM inversion showing conductivity anomaly at station 7000
Figure 22	Drill Hole Locations at Dingjiaping Prospect
Figure 23	Drill Hole Locations at the Laoshuijing Prospect
Figure 24	Compilation Map

LIST OF APPENDICES

APPENDIX I – Geochemical Sample Database from Drill Core

APPENDIX II – Drill Sections

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SUMMARY

Magnus International Resources Inc formed a Sino-Foreign Joint Venture company with the Geological Team 209 of Nuclear Industry of Yunnan to explore for gold and associated metals in China. Magnus has the right to acquire a 90% interest in the joint venture company Yunnan Long Teng Mining Co Limited by making exploration expenditures of US$5M over a period of four years.

The main focus of exploration is the Huidong Project comprising an Exploration License of 82.32km2 located in southern Sichuan Province. The Property is underlain by Palaeoproterozoic sediments which have been complexly deformed by several tectonic episodes. Huidong is in a similar geological setting and along the same structural trend as the Boka Deposit operated by Southwestern Resources Inc, which is approximately 15km south of Huidong. The exploration model for Huidong is based on a sediment-hosted vein (SHV) type deposit analogous to Boka.

The Huidong Property has been the site of historical and active small scale gold and copper mining since the Ming Dynasty. Huidong is in a well mineralized polymetallic belt, with numerous operating base and precious metals mines including Dongchuang copper district to the south and Huizhe Zn-Pb-Ag district to the southeast.

Exploration of the Huidong Property by the Joint Venture began in July 2004 and has included regional and detailed stream sediments, soil and outcrop geochemical sampling and analysis, detailed geological and structural mapping, geophysics and diamond core drilling of 3750m in 12 holes.

Results of investigations have located four areas with strongly anomalous Au and associated elements: Dingjiaping, Ganhai, Laowangshan and Laoshuijing. The limited diamond drilling programme has not located the source of these anomalies, but has encountered significant Au intersections (eg. 2.36g/t over 0.84m, 0.60g/t over 4.1m, and 0.45g/t over 7.4m).

The Huidong Property is considered highly prospective for the discovery of a significant Au+Cu mineral resource due to the analogous geology and structure to the Boka deposit, and encouraging geochemistry and first round drilling results. A work programme including detailed geophysics, geological mapping and 5000m of diamond drilling for an estimated total expenditure of US$0.8M is proposed.

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1. INTRODUCTION AND TERMS OF REFERENCE

The Huidong Property comprising one mineral exploration license of 82.39km2 is located in southern Sichuan Province near the border with Yunnan Province. The Property is being explored under an agreement (the JV Agreement) between Geological Team 209 of Nuclear Industry of Yunnan, China (Team 209) and Magnus International Resources Inc of Nevada, USA (Magnus). In the Agreement, Magnus may earn a maximum 90% interest in Yunnan Long Teng Mining Ltd. (Long Teng), a Sino-Foreign Joint Venture Company incorporated in China jointly held by Team 209 and Magnus, by making exploration expenditures on the Property over four years.

The primary focus of exploration on the Property is gold and associated mineralization similar to the Boka deposit, which is located approximately 15km to the south along the same structural trend and hosted by similar geology.

Exploration work on the Property started in late 2004 and has continued to December 2006. This report incorporates the results and main conclusions of exploration conducted by Magnus during that period, with a recommended programme and budget for further work.

Terms of Reference
Magnus commissioned Steven McMullan, P.Geo. as principal independent author and Qualified Person to review the results of exploration on the Huidong Property and prepare a summary report according to National Instrument NI 43-101 guidelines for filing on SEDAR. This report will be used as a material document towards the initial public listing of shares in Magnus International Resources Inc on a Canadian stock exchange.

This report was co-authored by Mr Ruben Verzosa, P.Eng. who is a consultant to Magnus, with contributions from Mr Leon Guoliang Ma (Senior Geologist) and Ms Yang Yang (GIS Specialist). This report is a summary of the previous work by many in-house personnel and consultants to Magnus whose works are cited in the body of the report.

Sources of Information
This summary report is largely based on compilations and internal reports of exploration results on the Property by geological and engineering staff of Magnus and external consultants. Additional data were derived from geological and topographic maps published by the Chinese government and other public domain data.

Reliance on Other Experts
The authors made extensive use of technical reports written by geologists and engineers of Magnus all of which are considered reliable. The interpretation of geophysical survey results is largely based on reports made by contractors who conducted the various geophysical surveys on the Property.

Both authors have read the Cooperative JV Agreement and the JV Modification Agreement (described hereinafter) between Geological Team 209 and Magnus, although reference in this report is limited only to the equity interests of the partners.

Steven McMullan visited the Property from 10 - 12 April 2006 to inspect the geophysics survey contractor, infrastructure and local geology. Ruben Verzosa has not visited the Property to date, but has reviewed all of the exploration results.

Disclaimer
The authors have relied on information provided by Magnus International Resources Inc in the preparation of this report. In particular, the documents related to the ownership of the mineral tenements, the Joint Venture and Modification Agreements with Chinese partners, and exploration data were provided by Magnus. No legal due diligence has been conducted on material Agreements related to this Project by the authors.

As the Project is currently in a hiatus pending new funding for exploration and consummation of the JV Modification Agreement, the authors were unable to re-visit the Property. To verify the precision of the drill core assays, duplicate samples of drill core rejects were independently assayed and are reported herein. The geochemistry programme and QA/QC was supervised by (the late) Dr Paul Taufen, a world-renown expert geochemist, and is considered reliable.

2. PROPERTY DESCRIPTION AND LOCATION

Mapping Parameters
Maps in this report use the Beijing 1954/Yellow Sea 1956 datum on a Gauss Kruger map projection. The precise transformation parameters of the Beijing Datum are considered Chinese state secret, and may only be used by Qualified Explorers (QEs) in China. All survey work was undertaken by Chinese Qualified Explorers, so there is no issue of loss of positional accuracy at this stage of exploration on the Huidong Project.

Property Location
The Huidong Property is located some 270km north of Kunming, the capital city of Yunnan Province in southern China. The closest major population centre to the Project is the city of Dongchuan, approximately 70km southwest. The Property is approximately centred at Latitude 26° 32’ North and Longitude 103° 00’ East (Figure 1). The exploration license is located in the Province of Sichuan.

Property Description
The Huidong Property comprises one mineral Exploration License covering an area of 82.39 km2. The configuration of the Property is shown in Figure 2 and the legal description is listed in Table 1.

Table 1: Huidong Exploration License

Concession No.     Category                      Licensee                                                 Area
5100000520291     Exploration License        Yunnan Long Teng Mining Co Ltd            82.39 km2

Corner	Longitude (DMS)*	Latitude (DMS)*
A	102°54’00”	26°33’45”
B	103°02’15”	26°33’45”
C	103°02’15”	26°30’30”.
D	102°54’00”	26°30’30”
* The coordinates of the exploration licence are given in geographic latitude and longitude on the Beijing/Yellow Sea datum.

The Property has not been legally surveyed.

The original Huidong exploration license was registered to Team 404 and was transferred to Team 209 before Magnus’ participation in the Project. As part of the JV Agreement between Team 209 and Magnus, the licence was subsequently transferred into Yunnan Long Teng Mining Co Ltd. The anniversary date of the licence is 27 July and is due for renewal in 2007 for an additional two year term.

The Huidong Property is located approximately 15km north of the Boka gold property of Southwestern Resources Inc. Both properties are hosted in the same suite of gold-bearing Middle Proterozoic sedimentary rocks.

Joint Venture Agreement
On 7 July 2004 Magnus International Resources, Inc. and Geological Team 209 of Yunnan Province entered an agreement for the formation of a Sino-Foreign Joint Venture company known as Yunnan Long Teng Mining Co. Ltd. Under the agreement, Magnus will acquire 90% interest in the JV by contributing a total of US$5,000,000 (Five Million US Dollars) towards exploration and mining on the Property over a period of 4 years.

The equity investment by Magnus into Long Teng is staged and begins after issuance of the Long Teng business licence. The first contribution of $460,000 is within three months, $1,000,000 within twenty four (24) months, and $1,550,000 within 36 months of issuing of the business licence. The remaining $1,990,000 required investment is dependant on successful results of exploration.

On 12 May 2007, Magnus entered into a new Agreement with Team 209 for Modification of Joint Venture Rights & Interests. In this Agreement, Magnus would trade its 90% ownership of the Mangshi gold property in western Yunnan, pay ¥1M (approximately US$130,000), and other considerations for 100% ownership of Long Teng, and thereby completely control the Huidong Property. Details of the Modification Agreement are filed with the US Securities and Exchange Commission as a material document (SEC, 2007). This JV Modification Agreement is subject to approval by various Chinese Government agencies.

Royalties and Liabilities
Apart from the terms of the JV Agreement and JV Modification Agreement described above, there are no additional royalties, back-in rights, payments or other agreements to which the Project is subject which are known to the authors.

Under the original Sino-Foreign Joint Venture Agreement dated 7 July 2004, the 10% equity in Long Teng owned by Team 209 is a carried interest fully paid by Magnus. The JV Modification Agreement dated 12 May 2007 buys back this carried interest, so once this agreement is consummated the ownership of the Huidong Project will be completely vested in Long Teng.

The natural environmental legacy from historical and active artisanal mining activity is considered a minor liability of the current landholder (Photos 1 to 3). However, in sparsely populated areas such as the Huidong, the social impact may be more significant than the natural environment, and this should be monitored.

Part of the Exploration License is within a designated Forestry Protection area. Regulated compensation payments and reclamation for degradation of forest and ground vegetation is required for any construction project, including road building and mining.

There are no other liabilities on the Huidong project known to the authors which materially affect the ownership or operation of the Property.

3. ACCESSIBILITY, CLIMATE AND PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

Access
The county seat of Dongchuan in northern Yunnan Province is approximately 200km north of Kunming along tar macadam highways, although the last few kilometres of which were under construction at the time of the author (McMullan) visit (April 2006).

The road from Dongchuan to Huidong is considerably more difficult, taking about four hours along a rough unsurfaced road to reach a ferry crossing at the Jinsha River. From the crossing, the narrow dirt road climbs more than 1000 metres from the valley bottom along a series of switchbacks to the town of Songping north of the north-eastern part of the concession (Photos 4 to 5).

Alternate access is along 240 km of tar macadam road from Xichang, Sichuan Province to Songping. Xichang is served by daily flights from Chengdu, the capital city of Sichuan Province.

Access roads to Huidong and infrastructure in the surrounding area are shown in Figure 3.

Local Resources and Infrastructure
Dongchuan with a population of some 300,000 is the nearest commercial centre to the Project area. Dongchuan is a mining town and could provide basic supplies and services including accommodation, as well as non-skilled personnel for a mining operation. Major supplies including heavy equipment and skilled labour would have to be brought in from Kunming or Xichang in Sichuan Province.

The local economy in Songping, Dingjiaping and Laoshuijing villages and other small communities is largely based on agricultural and small scale mining.

There is a railway terminus to Dongchuan.

The China national power grid services Daqiao, Songping and Boka, with power lines through the license area.

Climate and Physiography
The climate in southern Sichuan Province is generally mild with rare snowfalls reported at higher elevations. Precipitation averages 600 to 1000mm annually, occurring mainly in the rainy season months of July and August creating difficult and hazardous road conditions. Occasional heavy rains may cause landslides which temporarily block access roads.

Huidong lies in rugged terrain of relatively flat-topped hills cut by deep river valleys with steeply inclined valley walls. Elevation varies greatly throughout the Property, from 685m above sea level on the Jinsha River to 3267m above sea level at Malutang on the west side of the license. Songping is approximately 1240m above sea level and the Boka property is approximately 1900m above sea level. The area drains from north to south by tributaries of the Daqiao River which joins the Jinsha River south of the Property.

The valley floors are fertile and have a reliable water source, and are thus heavily commercially farmed. Access for drilling may be restricted to off-season and subject to compensation payments.

4. HISTORY

Regional Geological Mapping
Regional geological mapping by Government occurred in two phases:
  August 1958 - February 1960: 1:200000 regional geological survey was done by No. 1 regional survey team of Sichuan geological bureau. Comprehensively summarized the nature of regional geology and principle of mineralization distribution.
  April 1977 - October 1984: 1:50000 regional geological and ore deposit survey were done by Panxi geological team of Sichuan geological bureau. The strata sequence and nature of structure were clarified by this survey so that the geological frame is outlined for the future work.

The mapping style is chronostratigraphic rather than lithological, and is interpretive rather than observational, and at relatively coarse scale, so is of little use for detailed mineral exploration.

Exploration by Chinese Agencies

  1953: Dongchuan prospecting team of Kunming Exploration Company conducted a detailed prospecting program that focussed on copper. A couple of promising copper occurrences were discovered.
  1955 – 1958: 302 geophysical team of Chinese geological department performed 1:50000 and 1:100000 magnetic and geochemical surveys at Huidong and surrounding area. Promising anomalies were outlined.
  1955 – 1959: Tong’an team of Sichuan Geological Bureau conducted mineral exploration program. Xiaoshuijing hematite deposit discovered.
  1956 – 1959: Team 529 of Sichuan Geological Bureau conducted reconnaissance mineral exploration program, verified main mineral deposits.
  1957: phosphorite prospecting team of Sichuan Industry Department conducted reconnaissance exploration on phosphorite.
  1957 – 1961: Xichang geological team of Sichuan Geological Bureau conducted reconnaissance multi-mineral exploration program.
  1962 – 1970: Team 403 Geological conducted reconnaissance exploration program on several iron deposits within the current Huidong Property, a resource of 16.3 million tons was defined.
  1971 – 1980: Team 113 Geological took over 403 Geological Team’s duties, finished the exploration on the iron deposits and estimated resources.

Modern Exploration
The historical mining and active artisanal mining in the early 1990’s probably drew the attention of Team 404 of the Yunnan Nuclear Industry to the Huidong area (Muto, 2004). Team 404 carried out 1:50,000-scale stream sediment sampling in the area that detected several gold anomalies. Information on the number of samples collected and the sample distribution and sample analyses is not currently available.

The copper and gold mineralization at Laowangshan, in the south central part of the concession was discovered by geologists of the Peoples Liberation Army (PLA) in 1994. The PLA explored the area and from 1994 to 1997 completing construction of an access road and several exploration adits. The PLA subsequently abandoned the Laowangshan workings, reportedly lost interest in the Project because of lack of cooperation from the local government. No data are available to show the results of their work.

Except for a few still active small scale copper and gold mining in the Laowangshan area, no other significant exploration work was conducted on the Huidong Property between the time the PLA ceased work in 1997 and the time Team 209 acquired the Property from Team 204 in early 2004.

On 6 April 2004 Magnus signed a preliminary agreement with Team 209 for the establishment of a joint venture company to conduct mineral exploration in Huidong County, Sichuan Province, China. The parties signed a formal agreement on 6 July 2004. In September 2004 Magnus initiated the exploration programme described in this report.

Historical and Active Artisanal Mining
Anecdotal reports indicate that gold and copper have been mined in the Laowangshan area since the Qing dynasty (approximately 100 years ago). Some artisanal mining activity is still active within the license area (Photos 1 to 3) at Dingjiaping and Laowangshan.

5. GEOLOGICAL SETTING

Regional Geology and Tectonics
The Huidong Property is located in one of the most tectonically complex regions of SE Asia: the juncture between the India, Eurasia, Sunda and South China Blocks, driven by collision between the northward-moving Indo-Australian Plate and Eurasia (Socquet & Pubellier, 2004) (Figure 4).

Huidong lies at the western margin of the Yangtze Craton which is the southern half of the Proterozoic-Early Palaeozoic South China Block. The Siamo and Indochina Blocks collided with the southern margin of the South China Block between the Late Palaeozoic and Triassic (Lehrmann et al., 2005). The two regions are separated by a major suture comprising the Ailaoshan and Songma (Red River) faults which have been active from the Palaeozoic to modern day.

The Yangtze Craton stabilised as a craton in Neoproterozoic times during the Yangtze Orogeny (Lehrmann et al., 2005) and platform sedimentation occurred through to the Early Palaeozoic. Rifting of the South China Block from Gondwana in the Devonian was followed by further passive continental margin sedimentation during the Late Palaeozoic.

Uplift and crustal thinning heralded the outpour of voluminous flood basalts (Emeishan Basalt) during the Lower-Upper Permian transition in response to mantle plume activity (He et al., 2003). Emeishan flood basalts and associated mafic and ultramafic intrusives cover an area of 5x105 km2 extending from the eastern margin of the Tibetan Plateau onto the South China Craton.

Deposition of extensive carbonate sediments between the Upper Permian and Middle Triassic ended with the Indosinian Orogeny in the Mid-Late Triassic (Lehrmann et al., 2005). The basin rapidly subsided resulting in deposition of deep water turbidites over the carbonates.

Huidong and the neighbouring Boka gold deposit are underlain by metamorphosed sediments of Neoproterozoic age (Southwestern Resources Inc, 2007). Both properties lie just west of the Xiaojiang Fault, a major regional N-S fault system that forms part of the Panxi Rift.

The Panxi Rift zone is a major continental rift feature situated at the western edge of the Yangtze Craton formed during the Late Palaeozoic. The Rift extends over a length of some 1,000km and width of 350km, and is typified by generally N-S trending normal fault structures. The Panxi Rift was the main locus for extrusion of the Emeishan basalts.

Property Geology
The oldest rocks in the Huidong area are Meso-Proterozoic Huili Group (which correlates to the Kunyang Group in Yunnan) which occur in an erosional window surrounded by Palaeozoic and Mesozoic strata. The Kunyang Group is mainly comprised of carbonaceous shale, argillite, phyillite, slate, carbonate and minor mafic volcanics (Figure 5 and 6).

The NeoProterozoic Zhengdan (Sinian) Group unconformably overlying the Kunyang comprises dolostone, sandstone and conglomerate. The stratigraphy of the area is presented in Table 6 (modified from Yang, 2006).

Undifferentiated Palaeozoic and Mesozoic rocks conformably overlie the Proterozoic, but are only seen in the NE and NW corners of the licence area. Intrusive phases of the Emeishan in the form of gabbro and diabase also occur in the area, most in the form of dykes and small intrusive stocks that follow the dominant north to northwesterly structural tend.

Table 2: Stratigraphy of the Huidong-Boka Vicinity
(Sichuan Province Group names)

Code	Age		Group	Thickness	Lithology
4	Mesozoic	Cretaceous	Leidashu		Quartz arenite, siltstone and mudstone
			Xiaoba		Upper: mudstone with sandstone and siltstone ; lower: feldspar quartz arenite
		Jurassic	Xinchun		Felspathic arenite with mudstone
			Yimen		Mudstone with sandstone at bottom
		Triassic	Baiguowan		Siltstone and mudstone
3	Paleozoic	Permain	Ermei Basalt		Upper: basaltic conglomerate, Lower: basaltic breccia and basalt
			Xuanwei		Marl, carbonaceous shale with coal
			Maokou		Limestone with basalt at top
			Qixiap		Limestone with greywacke at bottom
			Liangshan		Carbonaceous shale with coal
		Cambrian	Erdaoshui		Dolostone with shale
			Xiwangmiao		Argillaceous dolostone with siltstone
			Dachaohe		Banded argillaceous dolostone with shale
			Longwangniao		Dolostone with shale
			Canglangpu		Sandstone with shale, bioclastic limestone and shale
			Qiongzhusi		Siltstone, shale with phosphatic rocks at bottom
			Maidiping		Dolostone with banded silica

2	Upper Proterozoic	Zhengdan	Dengying	> 1000	Dolostone
			Chengjian	950	Sandstone, conglomerate
1	Meso- Proterozoic	Upper Kunyang	Madi	450	Dolostone, sandstone and volcanics
			Xiaohekou	766	Sericite slate, sandstone, conglomerate at top
			Dayingpan	3030	Sericite slate with intercalated carbonaceous slate, conglomerate at bottom
		Mid Kunyang	Qinglongshan	1300	Muddy dolostone, interlayered with slate
			Heishan	1786	Carbonaceous sericite slate with pyrite nodules muddy limestone, with pyrite nodules carbonaceous slate with Cu ore body at bottom
			Luoxue	520	Dolostone, Cu orebody at bottom muddy and sandy dolostone, main Cu strata
				|
				120
			Yinmin	416	Red sandy mud dolostone with slate, Cu orebody Fe-rich slate with Fe-Cu orebody conglomerate and breccia, with Fe orebody
				|
				369
		Lower Kunyang	Pingdingshan	> 467	Sericite slate, Fe-rich slate, some mafic volcanics
			Caiyuanwan	> 560	Dolostone, slate, with some limestone, Fe-rich conglomerate at bottom
			Wangchang	945	Sandstone, with some intercalated siltstone and slate
			Shahaigou	> 643	Sericite slate, with intercalated limestone

Structure
The Huidong Property is structurally very complex with four major (and locally two minor) episodes of overlapping structural deformation recognized (Standing, 2006). The western and eastern parts of the Project have fundamentally different tectonic grain to the central area, however all areas share similar tectonic evolution. The Sujialu, Laowangshan and Laoshuijing areas are characterised by N-S folds and similarly oriented reverse and thrust faults, whereas in the Dingjiaping and Ganghai areas these structures are oriented E-W.

Regionally, the Laowangshan Au-Cu anomalies are apparently coincident along the same NW oriented sinistral fault structure as the Boka deposit, which is herein referred to as the Huidong-Boka Fault.

On outcrop scale, mineralization is commonly associated with narrow shears and breccias parallel to bedding planes, and less commonly crosscutting subvertical structures may also be mineralized.

Mineralization
The Huidong Project occurs within a well-endowed polymetallic district.

The Dongchuan Cu district to the south is one of the largest Cu areas in China. The historical production is approximately 500mt averaging 1% Cu and 0.3g/t Au. Dongchuan mineralization is hosted by dolomitic limestone that overlies carbonaceous sediments which are stratigraphically equivalent to the Huidong sediments. Mineralization has both structural and stratigraphic controls.

The Huizhe Zn-Pb-Ag district occurs to the southeast of Huidong and is hosted by Palaeozoic carbonates. The district houses high-grade Zn-Pb sulphide deposits with Zn grades between 20-25% and Pb grades between 5-8%. The field has produced more than 4mt of Zn metal and has resources exceeding 3mt of Zn metal. Ore is characterised by breccia replacement-style mineralization.

The Boka gold deposit operated by Southwestern Resources Inc is the basis for the exploration model at Huidong. The Boka mineralization is hosted by Kunyang Group carbonaceous argillite/shale, siltstone and minor proportion of sandstone. Mineralization is controlled by lithologic contacts and crosscutting structures (Southwestern Resources Inc, 2007).

Several styles of Au-Cu mineralization have been noted at Huidong: bedding-parallel faults and breccia, crosscutting faults and dykes, and bedding-related. Individual Au occurrences at Huidong are described below.

6. DEPOSIT TYPES
The basis for the exploration model at Huidong is a sediment-hosted vein (SHV) deposit typified locally buy the Boka Au-Cu deposit approximately 15km to the south in a similar geological setting.

Boka Deposit Exploration Model
The geological characteristics of the Boka deposit considered important as exploration criteria are as follows (after Winter, 2005)(Figure 7):
  mineralization is fundamentally stratigraphically controlled and is hosted by arenites with increasing grades at the lower contact with carbonaceous argillites. The argillites may have acted as a seal to mineralizing fluids or as a chemical reactant to precipitate mineralization.
  the chronostratigraphic level is probably not important, as the arenite/argillite layering is stratigraphically and tectonically repeated.
  arenaceous sediments show brittle deformation (brecciation) compared to argillaceous units which show ductile deformation (bedding parallel foliation). The competency contrast between the brittle-ductile units may be a factor in localizing mineralization.
  orebodies occur along N-S trending steeply dipping normal faults which may have acted as conduits for mineralizing fluids, but mineralization is discontinuous along strike suggesting some control by crosscutting features.
  mineralization is accompanied by quartz-carbonate veining.
  steep crosscutting fault structures may also be mineralized and may be the primary hydrothermal fluid channel.
  sulphide assemblage commonly pyrite with minor chalcopyrite and sphalerite sulphides occur as breccia matrix and veinlet stockworks and may be locally massive.
  gold grades appear to fall into three ranges: 100ppm to 1g/t Au – less deformed arenite, average 2.5g/t in vein/breccia type ore, and >10g/t in massive sulphide type ore. Grade increases proportionally with intensity of quartz-carbonate veining and sulphides.

  alteration assemblage includes: de-carbonization, sericitization, muscovitization, carbonatization, sulphidization, silicification and phosphorization, but the zonation is not understood.

Other Factors for Consideration at Huidong

  steep topography has displaced material from source by mechanical creep and surface hydrological processes, causing displacement of geochemical anomalies from the source area.
  other types of gold enrichment may occur, including particularly red-clay (karstic infill), supergene enrichment in lateritic soils, and alluvial concentration.

Exploration Methodology

  Geochemistry – Au and associated elements (Cu, As, Pb).
  Magnetics – location of mafic dykes related to Ermeishan basalts which may have intruded along structures which could act as fluid channels.
  IP/Resistivity – stockwork sulphides and altered fault/fluid pathways.
  Electromagnetics – massive sulphide bodies, shear zones in carbonaceous (graphitic) units.
  Alteration Facies mapping – understanding of the alteration zonation associated with mineralization and distinction from diagenetic processes.

The exploration programme conducted by Magnus primarily used the characteristics of the Boka deposit as a guide to mineralization.

7. MINERALIZATION

Mineral Prospects within the License Area
The Huidong Property is in its initial stage of exploration. The knowledge of primary mineralization in the Property is limited to the gold and copper bearing veins and shear zones exploited by small scale artisanal miners in the Dingjiaping and Laowangshan areas.

Dingjiaping Prospect – Dingjiaping is located in the northwest part of the Huidong licence, where artisanal mining has been previously active. As many as 61 adits from less than 10m to 60m length have been mined along narrow quartz-carbonate veins that are concordant with the bedding of the host rock. The quartz veins average 1m thick and contain pyrite, some of which reportedly carry visible gold, explaining the presence of alluvial gold miners in a tributary of the Daqiao River draining the immediate area. Gold grades from grab samples from road cuts and adits returned values generally less than 0.5g/t but in one vein from 0.21 to 6.18g/t Au.

Laowangshan Prospect – Laowangshan is located in the south-central part of the Huidong Property. The prospect is the site of several adits up to 280m length driven along narrow quartz and sulphide veins generally trending E-W. The adits follow brecciated zones in limestone raging in width from less than 1m to 10m and usually mineralized with pyrite, malachite, chalcopyrite and covellite, (Yang, 2006). Gold values from grab samples range from 0.20 g/t to 5.0g/t. Several scattered surface showings of malachite and chalcopyrite occur in the area with some samples showing visible gold.

Some artisanal mining is currently active in the area with the recovery of copper ore and gold. Quartz carbonate veins and mineralized shear zones up to 10m width occur near the contact between limestone and underlying phyllites. As at Dingjiaping, the deposits are concordant with the bedding. Gold panning is active in the main drainage channel in the immediate vicinity.

Ganhai Prospect – Ganhai is west of Laowangshan but is significant as it is not in a drainage channel. The Ganhai target has two mapped artisanal mining sites, and is a strong and consistent geochemical anomaly up to 280 ppb in outcrop chip samples and 180ppb in soils. Gold anomalies correlate with Ag, Ni, Co, Fe, Sb, Mn, Bi.

Laoshuijing Prospect – Laoshuijing is located in the northeastern corner of the Huidong Property. Unlike Dingjiaping and Laowangshan, there is no evidence of current or historical artisanal mining activities, but the area has anomalous Au, Cu and As soil geochemical anomalies up to 438ppb Au.

8. SAMPLING METHOD AND APPROACH

Soil Sampling
Soil samples were collected in three phases focussing into anomalous gold areas. The original low density survey was undertaken by Long Teng, which collected 2326 samples on a 750m X 250 m grid. This was followed by a more detailed grid survey undertaken by the Geochemical and Geophysical Institute of the Yunnan Geological Survey comprising 5362 samples collected at 250 m by 100 m interval. The most detailed survey also by the Yunnan Geological Survey comprised 4353 samples at 40m intervals along east-west lines spaced 80m on anomalous Au areas from the previous surveys.

Approximately 1kg of soil was excavated from a depth of 60cm or the top of bedrock if the soil cover is thin.

Stream Sediment Sampling
Stream sediment samples were collected on a regional scale outside of the Huidong exploration licence area to locate new target areas for possible acquisition of new exploration licences by Magnus. Stream sediments were taken from the upper reaches of tertiary drainage channels in drainage capture sub-basins surrounding the Huidong licence.

Rock Chip Sampling
Rock chip samples were taken with a hammer and chisel in continuous channels along outcrop road cuts. Rock chips were collected in a catch tray under the chisel to prevent contamination. Samples were composited over 2m intervals.

Drill Core Sampling
Drill core was inserted into plastic core trays, marked and measured at the drill site, then delivered to either the Dingjiaping or Laoshuijing camp for further processing (Photos 6 to 11). The core was first photographed, and then cut in half along the entire length with a diamond saw. The core was then logged for a broad suite of geology, mineralization, structure, alteration and geotechnical parameters.

Composite samples of half core were taken over a nominal 2m width except where distinct lithological boundaries were observed and sample intervals varied. Samples were tagged and sealed in cloth bags for road transport to the SGS sample preparation facility in Kunming.

9. SAMPLE PREPARATION, ANALYSIS AND SECURITY

Soil Samples
The sample preparation protocol was the same for all phases of the soil geochemical programme. Samples were air dried, disaggregated and screened to -60# (less than 0.31mm) to yield a minimum of 300g sample. A 150g subsample of the fine fraction was sent to Acme Analytical Laboratories in Vancouver for 35 element ICP analysis. The remaining fine fraction is retained should reanalysis be required.

Stream Sediment Samples
Samples were dried and screened to -80# and the fine fraction sub-sampled with a scoop with 50g used for fire assay/AAS analysis and the remainder retained for reference.

Rock Chip Samples
Rock chip samples were prepared and analyzed using the same method as the drill core as discussed below.

Drill Core Samples
Sample preparation was completed at the SGS laboratory in Kunming, which is independent of Magnus and the JV partner. Samples were crushed in a jaw type crusher to 75% passing -6mm, split using a riffle splitter, then approximately 1kg pulverized to >85% passing -200#. The pulverized material was subsampled with a riffle splitter, with 200g of pulverized material sent by train to the SGS laboratory in Tianjin, China and the remaining pulp reject retained. On arrival, the samples were entered into the laboratory sample tracking system before analysis. The pulverized samples were homogenized and riffle split into three fractions: 50g for gold analysis, 50g for multi-element analysis, and 100g for retention.

Gold analysis was measured using the standard Fire Assay technique on a 50g charge with an AAS finish. Multi-element analyses used the ICP-MS method. Specific analytical protocols are detailed on the SGS Web site (SGS, 2007).

Both the SGS Tianjin and Intertek Beijing laboratories are ISO certified facilities.

Chain of Custody
Drilling was directly supervised by Magnus geologists and technicians. Drill core was delivered daily to the secure core logging facilities at Laoshuijing and Dingjiaping.

Core was measured to check drill depths, split using a diamond saw and photographed before sampling. Samples were inserted into cloth bags with sample tags inside and marked outside with unique sample numbers. A sample tag with the sample number and depth was also placed in the core tray.

The sample Chain of Custody was documented with Sample Dispatch/Receipts from the field to delivery at the sample preparation facility and the analytical laboratory. At no time were samples out of the direct supervision of Magnus personnel except when in transit between laboratories with licensed carriers.

Retention Samples
The half core samples are stored at the Laoshuijing and Dingjiaping camps in a secure locked storage facility. Fine reject and analytical pulps of the rock chip samples and core are stored in a secure warehouse in Jinning Village near Kunming.

10. DATA VERIFICATION AND QUALITY CONTROLS
Only QC statistics of drill core samples are discussed in this report. Three types of quality control procedures were instituted by Magnus: blanks, Certified Reference Material (CRM), and independent laboratory replicates. In addition to the Magnus control samples, the analytical laboratory routinely split and assayed duplicate samples from the pulverised material.

The total sample population comprised 1710 samples from Dingjiaping and 465 samples from Laoshuijing. A total of 44 CRM and blank samples were submitted with two control samples in each sample batch. There were 68 samples sent to an independent laboratory (Intertek), and there were 243 pulp duplicates assayed by the primary laboratory (SGS). There were no drill core or sample preparation duplicates used in this programme.

Certified Reference Material and Blanks
Certified Reference Material (CRM) was provided by the Chinese Academy of Geological Sciences (CAGS). CAGS is an accredited laboratory under the China National Accreditation Board for Laboratories (CNAL), and the CRM is certified under Chinese National Standard DZG 93-09 for Rock and Mineral Assay Regulations – Gold and Silver. No variance statistics on the CRM variance are provided by CAGS, but the material is certified within the published regulatory limits.

The reported standard assay values of the CRM were 0.0005, 0.0015, 0.1, 0.3 and 5.7ppm Au which spanned the range of expected assays from the drill core. The Lower Detection Limit (LDL) from SGS using the defined sampling protocols and FA/AAS analysis is considered to be 0.01ppm Au. CRM values of 0.0005 and 0.0015ppm Au are below the LDL and are considered blank samples for monitoring contamination.

QC failures for CRM are defined as two successive assays >2 standard deviations or any one assay >3 standard deviation from the reference value. Of the 44 CRM samples submitted, all passed the stated QC criteria.

Standard	N	Mean	SD	QC Failure
0.0005	9	0.008333	0.007528	0
0.0015	8	0.0175	0.015	0
0.1	10	0.092	0.006325	0
0.3	13	0.268333	0.021249	0
5.72	4	5.8975	0.527028	0
Total	44			0

Of the 17 blanks inserted, 8 assayed higher than the LDL, with one sample of 0.02ppm and one sample at 0.04ppm. This suggests there may be a minor random contamination in the sample preparation or analytical process. There was no evidence of systematic Au contamination based on the blank samples submitted.

Inter-Laboratory Replicates
A total of 68 replicate subsamples from the pulverized material was split and sent to the Intertek Laboratory in Beijing for Au fire assay/AAS finish. Results of the replicate samples indicate there is no bias between the labs used for the majority of the drill core assays, but there is relatively high variance at low assay values.

Laboratory Pulp Duplicates
SGS assayed 243 duplicates split from the pulps from 2175 samples submitted (approximately 11%) as an internal quality control on the analytical method and the homogeneity of the samples.

Conclusions from QC Procedures

  the Chain of Custody and security procedures are sufficient to prevent tampering of the samples and ensure the integrity of the core and retention samples.
  there is no evidence of systematic contamination of the samples with gold based on the blanks submitted with the samples.
  two out of 17 blank samples assayed higher than the LDL, which indicates a minor contamination problem in the sample preparation or analytical procedure.
  of the 44 CRM samples submitted, all assays fall within an acceptable range of the certified gold values.
  the CRM standards are not distributed evenly within the range of the assays, and the linearity of the accuracy of the drill core assays cannot be confirmed.
  there appears to be no long term bias in the analyses, and there are no irregular sample batches identified.
  there is no apparent bias between the main analytical laboratory (SGS) and the independent laboratory (Intertek).
  the reproducibility of most of the laboratory pulp duplicates is within ±10% which is acceptable and no changes to the sample preparation or analytical protocol are indicated. Based on these data the pulps are reasonably homogenous with respect to gold.
  the Inter-Lab Replicates and the Due Diligence sampling (discussed below) both indicate some variance in duplicate assays from the same sample. This could indicate an inherent inhomogeneity (nugget effect) or variance introduced in the sample preparation protocol.

Due Diligence Check Analyses
Samples were taken by the Independent author (McMullan) to verify the results of the drill core assays.

The subsample population for check assays comprised 49 samples of fine reject material from drill core, including 4 duplicates. Samples were selected from sections with anomalous gold, sections with no gold, and of representative lithologies. This is approximately 1:100 sample frequency.

As this is only a test of the veracity and precision of previous work, no CRM standards or blank material was inserted in the batch. Four higher grade Au samples were split for duplicate assays to estimate precision and variance.

Samples were sent from Kunming to the ALS Chemex sample preparation facility in Guanzhou, China, then forwarded to the ALS Chemex analytical facility in Vancouver for assay using the AA23 (30g sample Fire Assay/AAS finish), which was the same as previous assays by Magnus.

Results of Due Diligence Check Assays
One sample was discarded as misnumbered. The paucity of higher grade samples makes the correlation line between the subsample and the global population less representative. Of the 48 check samples, 29 assayed lower grade than the original, 6 assayed higher, and 13 samples were at the Lower Detection Limit (LDL) which were not included in the statistics.

Repeat sample assays (ALS Chemex Vancouver) are approximately 14% lower than original assays (SGS Tianjin China), but the correlation between the populations is good (correlation coefficient 0.82). This indicates a possible laboratory analytical bias.

Four samples deviated >10% from the correlation line, all of which were higher grade >0.3ppm. This indicates a possible inherent inhomogeneity (nugget effect) of the mineralization.

Conclusion from Due Diligence Check Assays
The check samples show the same overall variation as the original assays, and the sampled population is representative of the global population. The check samples represented different lithotypes and alteration, and spanned the range of grades in the global population. The duplicate assays reported are within an expected range, and based on these data the subsample is representative of the global population.

Duplicate samples have a relatively high variance which suggests the inherent inhomogeneity (nugget effect) and/or sampling protocols may be a concern in future resource estimations. The number of duplicates in this subsample is not sufficient to precisely calculate the variance.

The possible laboratory analytical bias cannot be confirmed by the small sample set.

11. ADJACENT PROPERTIES
Mineral tenement information is difficult to obtain in China, so information on competitor activities in the surrounding area is incomplete. The most recent tenement map in Sichuan province indicates that the area surrounding the Huidong licence remains open for new licence applications.

The most active gold exploration project in the vicinity of Huidong is the Boka project operated by Southwestern Resources Inc. The SWG tenements are directly along trend to the south of Huidong. The Boka gold deposits occur as discontinuous lenticular sulphidic bodies concordant with bedding and are hosted in coarse clastics, slates and carbonaceous shales.

12. MINERAL PROCESSING AND METALLURGICAL TESTING

The Huidong Property is at an early exploration stage and no mineral processing or metallurgical testing has been conducted.

13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

The Huidong Property is at an early exploration stage and no mineral resource or mineral reserve estimates have been made.

14. EXPLORATION RESULTS

Summary of Exploration Results
A summary of the exploration work conducted on the Huidong Property is tabulated below.

Table 3: Summary of Exploration Works
Method	Contractor	Quantity	Comments
Regional Stream Sediments	Long Teng Mining	421 samples	Area outside of exploration licence
Soil Sampling (low density)	Long Teng Mining	2326 samples on 750m X 250 m grid	Analysed at Acme Analytical Laboratories Vancouver
Soil Sampling (infill high density)	Geochemical and Geophysical Institute of the Yunnan Geological Survey	5362 samples were collected at 250 m by 100 m interval	Analysed at Acme Analytical Laboratories Vancouver
Soil Sampling (Anomaly Infill)	Geochemical and Geophysical Institute of the Yunnan Geological Survey	4353 samples of one kilogram were collected at 40m intervals along east-west lines spaced 80m apart.	Analysed at Acme Analytical Laboratories Vancouver
Rock Chip samples	Long Teng Mining	7953 samples
  Dingjiaping road cuts 5658 samples
  Dingjiaping alteration 80 samples
  Ganhai road 107 samples
  Ganhai outcrop 197 samples
  Laoshuijing outcrop mapping program by Jilin team: 60 samples
  Laowangshan outcrop 1673 samples
  Laowangshan outcrop 53 samples
  Laowangshan outcrop mapping by Jilin team: 125 samples

Satellite Image Processing	Pacific Geomatics	Quickbird
Geological Mapping	Jilin University	9km2 2.25km2	Laowangshan Laoshuijing
Structural Mapping	Jon Standing – Jigsaw Geoscience	Sujialu, Laowangshan, Laoshuijing, Dingjiaping and Ganghai areas
IP/Resistivity	Logantek Pty Limited	8km in Laowangshan and Laoshuijing areas	Dipole-dipole array
Time Domain EM	Baoding Geophysics	8.4km	MIL soundings integrated into Conductivity Depth sections
Magnetics	Logantek Pty Limited	21km in Laoshuijing area	Proton precession magnetometers with GPS navigation
Road Construction	Long Teng Mining	13km	Excavator and bulldozer

Diamond Drilling	Baichuan Resources Ltd (Team 209 Yunnan Brigade)	2902.7 metres Dingjiaping	7 holes using Longyear LF90 diamond drill rig
		847.2 metres Laoshuijing	5 holes using Chinese XY-4 diamond drill rigs
Drill Core Analyses	SGS Tianjin Intertek Beijing (replicates) Acme Analytical Vancouver (duplicates)	2187 Au FA/AAS 1866 multi element ICP	1:50 control samples 1:20 duplicates

Regional Stream Sediment Sampling
Stream sediment sampling identified strong Au anomalies at Xiaojie and Jinshuoqiao up to 1721ppb Au, but this is considered contamination from the operating mines. Gold anomalies >100ppb at Shanghuashan and Xiahuashan immediately north of the Huidong area are prospective (Figure 8).

Soil Sampling
The distribution of the soil samples and gold anomalies are presented in Figure 9 and 10.

The original low density survey identified anomalies up to 848ppb Au with 33 of 2326 samples considered highly anomalous at >2 standard deviations (approximately 50ppb) above the mean. The infill soil sampling survey identified anomalies up o 300ppb, and the detailed anomaly infill survey identified anomalies up to 3014ppb (3ppm) Au and 28000000ppb (2800ppm) Cu.

Four distinct anomaly groupings were identified from the soil surveys: Dingjiaping, Laowangshan, Ganhai and Laoshuijing (Figures 11, 12, 13). Interpretation of multi-element analyses indicates Au is generally correlated to Ag, Cu, As in all areas, with other element correlations depending on the underlying bedrock and soil profile development.

Gold anomalies are strongly associated with major fault structures, but the correlation to soil types or bedrock geology is not well understood due to the complexity of the structure and small areas of detailed geological mapping.

Soil sampling at Laowangshan – Ganhai has identified 6 major geochemical anomalies with extremely strong concentrations of gold and copper in soil up to 3 g/t gold and >1% copper. These soil anomalies are the most extensive in the Huidong Property, covering an area of approximately 6 km2.

Soil sampling at Laoshuijing identified three peaks with up to 0.438ppm Au and 984ppm Cu in an anomalous area of approximately 1.5 km2. Soils at Dingjiaping identified four peaks up to 0.973ppm Au and 28000ppm Cu in an anomalous area of approximately 2km2.

At the 10ppb Au level, geochemical anomalies outline distinct trends which correlate to fault structures (Figure 14). The Laowangshan anomaly is apparently strongly controlled by a regional NW trending fault which continues through the Boka deposit (herein termed the Huidong-Boka fault).

Correlation between Au and other elements is different in each prospect area:
          Laowangshan: positive: Cu, ±Ag, As, Co, Ni, ±Hg, weak negative La, Al, K and Ga

          Ganhai: Cu, ±Ag, As, Ni, ±Co, Mn, weak negative La, Al, K and Ga
          Laoshuijing: positive Se, As, Ag and Cu, negative Ni
          Dingjiaping: Cu, ±Ag, As, Ni, ±S, Mn, Mo, negative K and Al

The different elemental correlations in each area are probably a reflection of the host rock lithologies and soil profile development.

Rock Chip Sampling
The objective of the outcrop rock chip sampling of road cuts, outcrops and adits was primarily to correlate the soil geochemical anomalies directly to specific lithologies.

In general, the areas of high soil gold anomalies are coincident with anomalous gold in bedrock, although there is evidence of downslope displacement of the soil from the source (Figure 15). Detailed geological mapping at Laowangshan suggests that Au is hosted by dolomitic limestone overlying carbonaceous phyllites (Ma, 2006b, Wang, 2006).

Samples collected from the inactive Laowangshan copper-gold workings include 29.4g/t and 40.1 g/t Au and >2% Cu.

Geophysical Surveys
Induced Polarization, Transient Electromagnetics and Ground Magnetometer surveys were conducted in the early part of 2006 in the Dingjiaping, Laowangshan and Laoshuijing areas. The extreme topography limited coverage and hindered optimal procedures in conducting the different surveys. The methodologies and the results of the geophysical surveys were reported on by Logantek Pty Ltd of Australia (Logantek, 2006a & b).

Ground Magnetics
The magnetic survey at Laoshuijing covered the anomalous Au soil geochemical area (Figure 16). The total magnetic intensity readings were reduced to the magnetic pole to simplify the interpretation. Moderately strong linear magnetic bands are probably caused by mafic dykes related to the Ermeishan volcanics. The trend of the magnetic dykes is roughly N–S, corresponding to the main structural trend of the Panxi Rift.

Induced Polarization Survey
The Induced Polarization/Resistivity work was conducted in the Laowangshan and Laoshuijing areas, and used the dipole-dipole electrode array with electrode spacing of 50m and dipole spacing from n= 1 to 6. The data were corrected for terrain effects and inverted to true earth sections showing the distribution of the IP chargeability and resistivity in the earth (Figure 17, Photos 12 to 13).

The key elements of the exploration model important in the interpretation of the IP/Resistivity are structures which channel mineralizing fluids, favourable host rocks which contain reactive minerals (eg. graphite), and the veinlet and massive sulphide mineralization. These elements are expressed as narrow low resistivity zones with coincident high chargeability (Figure 18). Several IP/Resistivity anomalies were identified which correspond to this typical response expected from the Boka type exploration model (Figure 18).

Because there is no previous geophysics on the Huidong Project to substantiate the exploration model, several types of targets were selected for drill testing. Unfortunately due to the limited amount of drilling in the 2006 programme, and restricted access to some geophysical targets, the best IP/Resistivity targets have not been evaluated, and the effectiveness of this technique cannot be estimated.

Time Domain EM Survey
The Time Domain Electromagnetics (TEM) survey was contracted to Baoding Geophysics and the work was supervised and processed by Logantek (Pty) Limited. The survey used the Moving In Loop (MIL) sounding technique, which provides an effective cross section showing the distribution of electrical conductivity in the earth.

The MIL technique was selected in favour of Fixed Loop (FL) survey method, as the sub-horizontal stratigraphy and mineralization are imaged more effectively. However, due to the very steep topography, the MIL method proved to be difficult to execute, and survey production was limited compared to the FL type survey technique.

The key elements of the exploration model important in the interpretation of the TEM are resistivity contrasts between lithological layers, structures which shear carbonaceous units into graphite, and veinlet and massive sulphide mineralization. These elements are expressed as layered conductivity-depth sections and subvertical EM conductors.

Results of the TEM survey did identify several moderately conductive subvertical anomalies in the Laowangshan and Laoshuijing areas (Figure 19), but the conductivity depth sections at Dingjiaping shows undisturbed horizontal layering (Figures 20, 21). In general, the TEM results did not locate any strong conductive anomalies which would indicate graphitic or massive sulphide mineralization.

As the majority of the EM targets remain untested, the effectiveness of the technique or the survey parameters cannot be determined.

Geological Mapping
Detailed geological mapping by Jilin University was conducted in the Laowangshan area covering the anomalous Au + Cu soil anomaly. Bedrock is carbonaceous sericite phyllite, dolomitic crystallized limestone and sericite phyllite of the Huili Group, which is the correlative of the Kunyung Group in Yunnan Province which hosts the Boka deposit. The rocks are gently folded along a NE trending axis. The Daqiao River marks a major sinistral fault which can be traced over 10km to the Boka deposit.

Although no reserve estimates from the PLA test mining of the Laowangshan Copper deposit, grades from underground grab samples returned gold values from less than 1g/t to more than 7 g/t.

Artisanal miners have demonstrated the presence of economic grade copper and gold mineralization in quartz veins and shear zones in the Dingxiaping and Laowangshan areas. The veins are narrow and are generally less than 1m in thickness. At the Laowangshan area, several more adits were driven by artisanal miners. The copper and gold showings occur at the contact of carbonaceous shales and phyllite and an overlying carbonate unit. If this carbonate unit is a facies equivalent of the massive grey limestone marker overlying the “Mineralized Horizon” at Boka then the stratigraphy at the core of the LWS anticline and below should contain other mineralized horizons other than those mentioned above. This interpretation would also suggest that the upper part of the 200-metre thick “Mineralized Horizon” is exposed at the core of the Laowangshan anticline with the remaining lower part concealed below the anticline.

Detailed geological mapping by Jilin University also covered the Laoshuijing area. Three lithological units have been classified: crystal ribbon limestone, gray quartz phyllite and black-gray sericite phyllite. Volcanic rocks have also been mapped in the area: gabbro-diabase dykes, granite aplite dykes, and bedding parallel intrusive rock (sills or volcanic flows).

Drilling
The drilling contract was awarded to Baichuan Resources Limited, which is a Team 209 subsidiary company based in Kunming. A total of 3749.78metres of diamond core drilling was completed in 2006 on the Huidong Project. Seven holes were completed in the Dingjiaping area and five in the Laoshuijing area.

Baichuan used two Chinese made XY4 drills and one Longyear LF90. The productivity of the LF90 was much superior to the XY4 rigs. Drill holes were collared using HQ rods with 63.5mm size core, which was reduced to NQ rods with 47.6mm size core at depth or where there were drilling difficulties.

Drill hole orientation was measured at 50m intervals downhole using a Kodak camera and compass system. Core recoveries averaged 90 to 95% with some core loss in structural zones.

Table 4: Huidong Drill Data
HoleID	Zone	Easting	Northing	Elevation (m)	Azimuth	Dip angle	Total Length (m)
DJP-1-06	Dingjiaping	18291907.72	2939355.49	2540	313.0	-58.5	484.2
DJP-2-06	Dingjiaping	18291636.49	2939378.02	2490	1.0	-48.0	411.9
DJP-3-06	Dingjiaping	18291148.00	2939213.00	2737	5.0	-55.0	456.1
DJP-4-06	Dingjiaping	18290685.17	2937843.53	2876	336.0	-65.0	465.2
DJP-6-06	Dingjiaping	18292289.00	2939573.00	2701	335.0	-65.0	303.4
DJP-5-06	Dingjiaping	18291931.00	2939503.00	2480	355.0	-60.0	497.9
DJP-7-06	Dingjiaping	18292133.00	2939598.00	2577	45.0	-59.0	284.0
LSJ-1-06	Laoshuijing	18301104.84	2939257.10	2050	21.5	-79.0	190.9
LSJ-11-06	Laoshuijing	18301018.00	2939275.00	2066	172.0	-70.0	81.3
LSJ-6-06	Laoshuijing	18301452.13	2938832.37	2065	215.0	-78.0	121.0
LSJ-7-06	Laoshuijing	18301125.55	2939064.55	2061	239.0	-50.0	237.0
LSJ-8-06	Laoshuijing	18301084.70	2939230.70	2035	155.0	-69.0	217.0

At Dingjiaping, six of the holes were located on the steeply south-dipping north limb of the Malutang syncline to explore for downward extensions of east-west gold-bearing shear zones mapped on road cuts and also of concordant quartz carbonate veins with copper and gold values in old adits driven by artisanal miners (Figure 22).

All of the 7 holes drilled in Dingjiaping encountered narrow vein and breccia zones within units of phyllites, sandstone, siltstone, shales and some carbonaceous units.

At the Laoshuijing prospect where the 2 smaller XY-4 drill rigs were deployed, 5 holes were drilled mainly to investigate coincident strong IP chargeability and gold soil anomalies (Figure 23).

The initial drill program has intersected:
  zones of strong alteration, bleaching and quartz-carbonate veining zones of well developed sulphides mineralization – mainly pyrite but with some chalcopyrite and arsenopyrite narrow gold-mineralized structures

The results of the current program include:

Hole                               Intersection                                            Interval            Gold
Number                          From (m)                     To (m)                (meter)             (ppm)

DJP-1-06                      79.36                           80.2                   0.84                 2.36
DJP-2-06                      51.62                           53.55                 1.93                 0.63
DJP-3-06                      183.75                         184.95               1.2                   1.03
DJP-6-06                      100.3                           107.7                 7.4                   0.45
including 100.3               104.4                           4.1                     0.60

Assay results of drill cores are appended with this report.

15. OTHER RELEVANT DATA AND INFORMATION

There are no other material data and information relevant to the Huidong Project within the scope of this report available at this time.

16. INTERPRETATION AND CONCLUSIONS

Key Observations from Exploration Programme are summarized below:

Environmental and Social Issues

  the impact of mining development is likely to be greater for social issues than the natural environment in this area.

  historical and present-day artisanal mining activity within the license area has not as yet created significant impact on the natural environment.
  road building and drilling have had some impact on both the natural and social impact in the Project area, which has been mitigated. Drill sites have been replanted and roads have been blocked to prevent usage by local peoples for unlicensed activities (eg. illegal woodcutting).

Satellite Imagery

  because of population centres, extensive cultivation in the river valleys and surface contamination by artisanal mining, satellite imagery has not been effective in locating new prospective target areas.

Stream Sediment Geochemistry

  because of the numerous historical and active mines in the region, stream sediments have been contaminated (at geochemical levels) and this method has generally not been effective in locating new target areas.

Soil Geochemistry

  multi element analyses are necessary to identify mobile and immobile elements in the soil profile as pathfinders to bedrock mineralization.
  soil anomalies may be displaced downslope from the source by mechanical or chemical processes.

Outcrop and Drill Core Geochemistry

  follow-up of the copper-gold mineralization at Laowangshan on the eastern side of the river has led to the discovery of new copper-gold mineralization, which includes gold assays of 1.4, 1.02 and 1.43 g/t gold and associated copper assays of >1%.

Sampling and Analytical QA/QC

  sampling protocols and QA/QC are appropriate for the type of geochemical programmes used and have adequately monitored and controlled factors which would cause unreliable assays.
  Certified Reference Material (CRM) should be selected to span the expected range of gold assays, in particular the range 0.3 to 5.7ppm Au was not represented.
  core and preparation duplicates should be routinely inserted into the sample protocol to estimate the analytical variance.
  control samples (blanks, CRM and duplicates) should be inserted at 10% frequency for quality control.

Geology and Structure

  the exploration model used for this programme is primarily based on the Boka deposit. However, indications from drilling and geological mapping suggest the Huidong Project may be stratigraphically higher than Boka, and different styles of mineralization may exist.
  Au mineralization in drilling, outcrop and adits occurs in fine grained arenaceous and carbonates (Yang, 2006). Coarser clastics (sandstones) are not mapped in the area, which is a negative factor if the Boka exploration model is used strictly. Porous sandstones are necessary as pathways for mineralizing fluid migration.
  anomalous Au concentration was detected in the saprolite, soils, carbonaceous units, and fault zones, which indicates stratigraphic, weathering and structural controls on Au distribution.
  Laowangshan Area: Au soil geochemical anomalies appear to be associated with a major NW trending structure and a preferred stratigraphic horizon (dolomite). Folding of the sediments has repeated the structural/stratigraphic locus for mineralization.
  the closest analogue to the Boka “Mineralized Horizon” is the argillaceous and arenaceous units below the limestone at Laowangshan (Yang, 2005) although this may be at a different chronostratigraphic level.
  gold mineralization is seen at different levels where the arenaceous/argillaceous units are stratigraphically or tectonically repeated.
  the Huidong-Boka Fault appears to be a strong control on Au occurrence in the Laowangshan area.

Geophysics

  the geophysics responses which typify the exploration model have not been adequately tested by drilling due to logistics (steep topography) and restricted access to cultivated lands in the growing season. The relative effectiveness of the geophysical methods used cannot be assessed.

Drilling

  construction of access roads and drill pads have caused some considerable environmental impact which has been remediated, but may be avoided with man-portable drilling rigs.
  the efficiency of the Chinese manufactured XY4 drill rigs was poor compared to the Longyear LF-90.

Discussion
The Huidong Project is considered favourable for the discovery of significant Au-Cu mineralization for the following reasons:

  stratigraphy similar to Boka deposit.
  within the same structural corridor (Panxi Rift) as Boka and other major mining camps (Dongchuan Cu, Huizhe Zn-Pb-Ag).
  strongly anomalous soil and rock geochemistry of Au and associated elements with locally derived source.
  known Au + Cu mineralization with historical and active artisanal underground and placer mining activity.
  significant outcrop sampling and drill intersections of ore-grade Au + Cu tenor

The exploration programme conducted by Magnus is preliminary in nature, and has not investigated all of the known targets identified from geochemistry, geological mapping, artisanal mining and geophysics (Figure 24). In particular, the Laowangshan area which has the highest soil geochemical anomalies on the Property (3 g/t gold and >1% copper), previous mining activity, EM conductors interpreted to represent graphitic fault/shear zones, and structural alignment with Boka (Huidong-Boka Fault) was not drill tested.

17. RECOMMENDATIONS

The following exploration programme is recommended:

  Detailed geologic mapping on a scale of 1:2,000 at the Dingjiaping, Laowangshan and Laoshuijing prospects with priority to be given to the Laowangshan. The adits should be mapped individually indicating the nature of the structure encountered with regards to widths, mineralization, alteration, attitude and possible geological extensions. Mapping should be observational (especially lithology, alteration) rather than chronostratigraphic or interpretive, and be undertaken using 3-dimensional survey control. As part of the mapping programme, vertical section measurements especially in the Laowangshan area to determine the correlation of the stratigraphic sequence with the Boka deposit.

  IP/Resistivity and/or TEM surveys in selected areas in Laowangshan, with emphasis on locating sulphide rich areas.

  Airborne Geophysical surveys to include magnetics, radiometrics and possibly EM-conductivity parameters. This survey is aimed at covering large ground of adverse topography to identify conductive sulphide targets.

  Diamond drilling mainly in the Laowangshan area and untested targets at Dingjiaping and Laoshuijing. The use of man-portable drill rigs is recommended to reduce the environmental impact.

Proposed Budget

An estimate of expenditures to carry out and complete the above recommendations is found in Appendix II in this report.

Item	Unit Cost	Unit	Quantity	Amount
Diamond Drilling	80	metre	5000	400,000.00
Airbrone Magnetics/Radiometrics Survey	150	kilometre	300	45,000.00
Analyses	18	sample	5000	90,000.00
Bulldozer hire	2875	month	2	5,750.00
Bulldozer mobilization/demobilization	2000	fixed cost	1	2,000.00
Excavator hire	5750	month	2	11,500.00
Excavator mobilization/demobilization	2000	fixed cost	1	2,000.00
Geological Mapping 1:2000 scale	10	hectare	1400	14,000.00
IP/Resistivity and/or TEM Survey	30	kilometre	1000	30,000.00
Environmental Restoration				2,000.00
Road and Drill Site Preparation				5,000.00
Fuel and Maintenance				15,000.00
Salaries and Benefits (local staff)				30,000.00
Transportation, communications and freight				5,000.00
Field Equipment and Supplies				5,000.00
Room and Board				15,000.00
Consulting				40,000.00
Subtotal				717,250.00
Contingency @ 10%				71,725.00
Total				788,975.00

Respectfully submitted,

Steven R McMullan, P.Geo.                                                                                        30 June 2007

Consultant Geophysicist
Gaborone, Botswana

Ruben S Verzosa, P.Eng.                                                                                            30 June 2007
Consultant Geologist
Vancouver, Canada

REFERENCES

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Chinese Academy of Geological Sciences, 1987: Guide to the Metallogenic Map of
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Fan, Pow-Foong, 1984: Geologic Setting of Selected Copper deposits in China, Economic
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He, B., Yu., Y-G., Chung, S-L., Xiao, L. & Wang, Y. 2003: Sedimentary evidence for a rapid,
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Klausen, M.B., Yao, Y., Wilson, A.H. & Chunnett, G., 2006: Lavas and intrusions in the Miyi
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Lehrmann, D.J., Enos, P., Payne, J.L., Montgomery, P., Wei, J., Yu, Y., Xiao, J. & Orchard,
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Muto, Paul, 2004: Huidong Gold-Copper Project, Sichuan Province, unpublished internal
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Securities and Exchange Commission, 2007: Form 8-K, Modification of Joint Venture Rights
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Socquet, A. & Pubellier, M. 2004: Cenozoic deformation in western Yunnan (China –
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CERTIFICATE of AUTHOR

I, Ruben S. Verzosa, hereby state that;

  I am a Consulting Geologist with office and residence at 23064 – 50th Avenue, Langley, BC V2Z 2R7.

  I graduated with a Bachelor of Science degree in Geology from the University of the Philippines and I have more than 35 years experience in the mineral exploration and mining industry.

  I have been a member in good standing of the Association of Professional Engineers of British Columbia since 1970.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

  I am the co-author of the report “Summary Report on the Huidong Gold Property”

  I have not visited the Huidong Property and this summary report is largely a compilation of data in the files of Magnus International Resources Inc.

  I have read NI 43-101CP and this report has been prepared in compliance with the guidelines set out in Form 43-101F.

  I am not aware of any material fact or material change that is not reflected in the report, the omission of which would make the report misleading.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their Websites accessible by the public, of the Technical Report.

Dated in Langley, British Columbia on this day 30 June 2007.

<Signed>

Ruben  S. Verzosa, P.Eng.

Steven R McMullan, P.Geo.
Consultant Geophysicist
Suite 104 Private Bag 00324
Gaborone, Botswana
Telephone +267 390 8565
Email steve@mcmulan.com

CERTIFICATE of AUTHOR

I, Steven R McMullan, P.Geo. do hereby certify that:

  I am a Consulting Geophysicist residing at Suite 104 Private Bag 00324 Gaborone Botswana,

  I graduated with a degree in Honours Earth Sciences from the University of Waterloo Canada in 1980,

  I am a member of the Association of Professional Engineers and Geoscientists of Saskatchewan (Registered Professional Geoscientist No 10018), and an Active Member of the Society of Exploration Geophysicists.

  I have worked as a geophysicist continuously for a total of 27 years since my graduation from university.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

  I am responsible for the preparation of this report in its entirety and Sections 17 Interpretation and Conclusions and 18 Recommendations of the technical report in collaboration with the co-author Mr Ruben Verzosa, P.Eng. titled “Summary Exploration Activities Report on the Huidong Gold Property, Huidong County, Sichuan Province, People’s Republic of China” dated 30 June 2007 (the “Technical Report”) relating to the Huidong Property. I visited the Huidong property on 10 – 12 April 2006.

  I have not had prior involvement with the Property that is the subject of the Technical Report.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  I am independent of the issuer according to the definition in section 1.4 of National Instrument 43-101 and applying all of the tests in section 3.5 of Companion Policy National Instrument 43-101CP.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their Websites accessible by the public, of the Technical Report.

Dated this 30 June 2007

<Signed>
Steven R McMullan, P.Geo.